EXHIBIT 16.1

April 22, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Novation Holdings, Inc.

We have read the statements that Novation Holdings, Inc. will include under Item 4.01 of the Form 8-K report it will file with the Commission on April 22, 2013 regarding the recent change of auditors. We agree with such statements made regarding our firm, except as follows:

Novation Holdings, Inc. failed to mention in the Form 8-K that it has significant unpaid invoices outstanding to us for services performed related to its filings and other matters.

We have no basis to agree or disagree with other statements made under Item 4.01.

Yours truly,

/s/ Moss, Krusick & Associates, LLC